UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ESTABLISHING MECHELTRANS MANAGEMENT OOO

Moscow, Russia – April 05, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces establishing Mecheltrans
Management OOO.
Mecheltrans Management OOO started working on the 1st of April, 2010. The company was established in order to increase efficiency of management of Mechel group’s logistic assets. Functions of the management company cover preparation of complex solutions for goods transportation; control over Mechel’s plants shipment schedules, as well as coordination, planning and analysis of the group’s transportation subsidiaries’ operations, development of logistic assets and capital development.

Mecheltrans Management OOO manages Mecheltrans OOO and Mecheltrans Ukraine OOO, which provide rail and car transportation of goods. Also the structure of
Mecheltrans Management OOO includes Maritime Cargo Shipping OOO which provides sea transportation, Port Posiet OAO, Port Mechel-Temruyk ООО, Port Kambarka OAO,
Port Mechel-Vanino ООО (project). Also Mecheltrans Management OOO manages
Mecheltrans Vostok OOO which would control operations of Ulak-Elga railway.

Aleksandr Starodubov is appointed CEO of Mecheltrans Management OOO.
The establishment of Mecheltrans Management OOO was held in the framework of general program of Mechel group’s management system restructuring that was set up in 2008. The program’s implementation would allow better focusing of management’s operation at each division of the group and thus providing maximum efficiency of all Mechel’s subsidiaries operations.
Mechel OAO
Ekaterina Videman
Phone:  (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 05, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO